SSLJ.com Limited’s Auditor Resigned

WUHAN, China, July 18, 2019 – SSLJ.com Limited (the “Company”) (NASDAQ: YGTY) On July 15, 2019, SSLJ.com Limited received a resignation letter from WWC, P.C. (“WWC”), its independent registered public accounting firm, effective immediately. WWC served as the Company’s auditors from November 12, 2018 until July 15, 2019.

The Company expressed its regret about WWC’s resignation as the Company’s independent accounting firm. In the resignation letter, WWC did not state any dispute with the management of the Company with respect to its accounting, policies or operations.

About SSLJ.com Limited

SSLJ.com Limited is in the business of the vertically integrated O2O home decoration services and products in China. The Company provides clients with a convenient, full-service, one-stop solution for its homes’ interior decoration and improvement needs by offering consulting, design, construction, and furnishing services as well as modern, high-quality and high-tech products. For more information, please visit www.sslj.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

SSLJ.com Limited

Email: ir@sslj.com